FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003
(October 29, 2003)

Commission File Number 1-13488

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex TW7 5QD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X... Form 40-F .......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes....... No ...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     Annexed hereto is a copy of the 2003 Notice of Annual General Meeting of British Sky Broadcasting Group plc (“BSkyB”) which was sent to holders of Ordinary Shares and to holders of American Depositary Receipts (“ADRs”) in connection with the Annual General Meeting of BSkyB to be held on November 14, 2003 in London, England.

     Also annexed hereto is a copy of the related Proxy Form which was sent to holders of Ordinary Shares of BSkyB and a copy of the Depositary’s Proxy Form, which The Bank of New York sent to holders of ADRs evidencing Ordinary Shares.

     Also annexed hereto is a copy of the 2003 Information to ADR Holders which was sent to holders of ADRs.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Sky Broadcasting Group plc (Registrant)

Date: October 29, 2003	By:	Dave Gormley

Dave Gormley Company Secretary

Exhibit A

British Sky Broadcasting Group plc Notice of Annual General Meeting 2003

A year of positives

A letter from the Chairman to Shareholders including the Notice of the Annual General Meeting on Friday 14 November 2003 at 11.30am.

This document is important and requires your immediate attention.

When considering what action you should take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or transferred, all your shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee, or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Chairman’s Letter

Dear Shareholder,

Annual General Meeting

This year’s Annual General Meeting is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 14 November 2003 at 11.30 am. The Notice of the Annual General Meeting, which follows this letter, sets out the business to be considered at the meeting. The purpose of this letter is to explain certain elements of that business to you.

Philip Bowman will retire by rotation from the Board of Directors in accordance with the Company’s Articles of Association. Mr Bowman will not be seeking re-appointment by the shareholders and will therefore resign from the Board on the day of the Annual General Meeting. Mr Bowman has been a Director of the Company since flotation and Chairman of the Audit Committee since 1995, and I would like to thank him on behalf of the Board for his contribution over the years.

Resolution 6
Re-appointment of Lord St John of Fawsley In accordance with Article 116 of the Company’s Articles of Association, your Directors inform you that Lord St John of Fawsley is seventy-four years of age.

Resolution 9
Remuneration Report Regulations introduced in August 2002 now make it mandatory for all listed companies to put the Remuneration Report to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual Director.

Resolution 10
Political Donations Resolution 10 is designed to deal with the rules on political donations introduced by the Political Parties, Elections and Referendums Act 2000. Under the rules, donations to any EU political organisations or the incurring of EU political expenditure are prohibited unless authorised by shareholders in advance.	What constitutes a donation, an EU political organisation, or EU political expenditure will not be easy to decide, as the legislation is capable of wide interpretation. Therefore, notwithstanding that we have no intention either now or in the future to make any donation or to incur any political expenditure in respect of any political party in the EU, the Board has decided to put forward this Resolution to renew the authority granted by shareholders at the Annual General Meeting of the Company held on 8 November 2002, in order to ensure that the Company does not inadvertently fall foul of the prohibition on unauthorised donations.

The Board has decided that it is reasonable to maintain the cap of £200,000 on the amount authorised.

Resolution 11
Allotment of Share Capital At the Annual General Meeting of the Company held on 8 November 2002, the Directors were given authority to allot shares, up to a maximum nominal amount of £315,000,000 representing approximately 33% of the Company’s then nominal issued share capital. This authority expires at the end of the Annual General Meeting on 14 November 2003. Your Board considers it appropriate that a further similar authority be granted to allot shares up to a maximum nominal amount of £319,000,000 (representing approximately 33% of the Company’s nominal issued share capital as at 9 September 2003) in the period up to the conclusion of the Annual General Meeting in 2004.

The Directors have no present intention of exercising this authority except in relation to the grant of share options.

Chairman’s Letter (continued)

Resolution 12
Disapplication of Statutory Pre-Emption Rights This Resolution will empower the Directors to allot shares for cash on a non-pre-emptive basis up to a maximum nominal value of £48,000,000, representing approximately 5% of the nominal issued ordinary share capital of the Company as at 9 September 2003.

Resolution 13
Reduction of Share Premium Account As at 30 June 2003, the Company had an accumulated deficit on its profit and loss account of £1.120 billion. This deficit was caused, inter alia, by the write-down to zero of the Company’s investment in KirchPayTV GmbH & Co. KGaA. Whilst a deficit in the profit and loss account of the Company exists, and the distributable reserves of the Company are therefore negative, the Companies Act 1985 does not permit the Company to make distributions to its shareholders.

In order to improve the presentation of the Company’s balance sheet and give the Company greater flexibility in any future distribution policy, the Directors propose to reduce the Company’s share premium account (currently standing at approximately £2.5 billion) by £1.120 billion (the “Reduction”). This amount would then be utilised to write down the accumulated losses in the Company’s balance sheet, thereby removing the deficit as at 30 June 2003 and allowing the Company to build up its distributable reserves.

The Reduction will not have any effect on the Group’s net assets. Furthermore, the Reduction will not affect the validity of the shares held by shareholders, and existing share certificates will remain valid.

The Reduction will require the approval of shareholders given by Special Resolution, and it is for this purpose that Resolution 13 is being proposed at the Annual General Meeting.

In addition, the Reduction will require the approval of the High Court following the passing of the Special Resolution. The Company intends to apply for the Court’s approval of the Reduction as soon as practicable following the passing of the Resolution. The Reduction will not become effective until the registration of the Court Order approving it. Whilst it is not possible to state with certainty when this will occur, it is currently anticipated that the Reduction will become effective around the end of the current calendar year.	The Court will have a discretion in considering whether to approve the Reduction and in settling its terms. In exercising its discretion, the Court will be concerned to ensure that the interests of the Company’s creditors are adequately safeguarded. In seeking the Court’s approval, the Company will give such undertakings to the Court as the Company may consider appropriate.

Action to be Taken
A Form of Proxy for use by shareholders in connection with the Annual General Meeting is enclosed. Whether or not you propose to attend the Annual General Meeting you are requested to complete the form in accordance with the instructions thereon and return it so that it arrives not later than 48 hours before the time appointed for holding the meeting. If you complete and return the Form of Proxy, you can still attend and vote at the meeting in person if you wish. To have the right to attend and vote at the above mentioned meeting (and also for the purposes of calculating how many votes a person may cast) a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Recommendations
Your Directors believe that the adoption of Resolutions 1 to 13 is in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of such Resolutions.

Yours sincerely,

KR Murdoch
Chairman

2

Notice of Annual General Meeting

British Sky Broadcasting Group plc

Notice is hereby given under the authority of the Board that the Annual General Meeting of British Sky Broadcasting Group plc (“the Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 14 November 2003 at 11.30am to transact the following business:

01	To receive and adopt the Financial Statements for the year ended 30 June 2003, together with the report of the Directors and auditors thereon.

02	To elect Lord Wilson of Dinton as a Director.

03	To elect James Murdoch as a Director.

04	To elect Chase Carey as a Director.

05	To re-appoint David Evans as a Director.

06	To re-appoint Lord St John of Fawsley as a Director.

07	To re-appoint Martin Stewart as a Director.

08	To re-appoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration.

09	To receive the Remuneration Report of the Directors for the year ended 30 June 2003.

To consider and, if thought fit, to pass the following Resolutions:

10	Ordinary Resolution: that,
the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 as amended (the “Act”) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

a)	the maximum sum which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £200,000;

b)	the maximum sum referred to in paragraph (a) may be comprised of one or more amounts in different currencies which, for the purposes of calculating the said maximum sum, shall be converted into pounds sterling at the exchange rate published in the London edition of the Financial Times on the day on which the relevant donation is made or expenditure incurred (or the first business day thereafter) or, if earlier, on the day on which the Company enters into any contract or undertaking in relation to the same;

c)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in General Meeting; and

(d)	the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

11	Ordinary Resolution: that,
	(a)	the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 as amended (“the Act”) to exercise for the period ending on the date of the next Annual General Meeting all the powers of the Company to allot relevant securities up to a maximum nominal amount of £319,000,000 (being approximately 33% of the nominal issued share capital);

	(b)	by such authority the Directors may during such period make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors shall be entitled to allot relevant securities pursuant to such offer or agreement as if this authority had not expired and all unexercised authorities previously granted to the Directors to allot relevant securities are hereby revoked; and

	c)	for the purposes of this Resolution, words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

3

Notice of Annual General Meeting (continued)

12	Special Resolution: that,		13	Special Resolution: that,
a)	subject to the passing of the Resolution numbered 11 contained in the Notice of Annual General Meeting of which this Resolution forms part, the Directors, pursuant to Section 95 of the Companies Act 1985 as amended (“the Act”), be empowered to allot equity securities, within the meaning of Section 94 of the Act, for cash pursuant to and during the period of the authority conferred by Resolution 11, as if Section 89(1) of the Act did not apply to any such allotment,

i) in connection with a rights issue; and

ii) up to an aggregate nominal amount of £48,000,000 (being approximately 5% of the nominal issued share capital);	the share premium account of the Company be reduced by £1.120 billion.

By Order of the Board,

DJ Gormley
Company Secretary
Registered Number
2247735
Registered Office
Grant Way
Isleworth
Middlesex TW7 5QD
				9 September 2003

	b)	by such power the Directors may during such period make offers or agreements which would or might require equity securities to be allotted after the expiry of such period; and

	c)	for the purposes of this Resolution:

		(i) “rights issue” means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body or any stock exchange in, any territory); and

		(ii) words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

Notes
Any member entitled to attend and vote at the above mentioned meeting may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. The Form of Proxy for use at the meeting should be deposited together with any Power of Attorney or authority under which it is signed at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6EE not less than 48 hours before the time of the meeting. An appropriate form is enclosed. Completion of a Form of Proxy does not preclude a member from attending and voting at the meeting in person.

4

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone +44 (0)870 240 3000
Facsimile +44 (0)870 240 3060
www.sky.com
Registered in England No. 2247735

Exhibit B

sky

# British Sky Broadcasting Group plc

**Proxy form for 2003 Annual General Meeting of British Sky Broadcasting Group plc**

I/We the undersigned, being (a) member(s) of British Sky Broadcasting Group plc hereby appoint the Chairman of the Meeting (see note 1) or as my (our) proxy to vote for me (us) on my (our) behalf at the Annual General Meeting of the Company to be held on Friday 14 November 2003 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30am and at any adjournment thereof.

In the absence of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.

Signature                    Date      /      / 2003

| | Resolutions | For | Against |
|---|---|---|---|
| 01 | To adopt the Report and Financial Statements | ☐ | ☐ |
| 02 | To elect Lord Wilson of Dinton as a Director | ☐ | ☐ |
| 03 | To elect James Murdoch as a Director | ☐ | ☐ |
| 04 | To elect Chase Carey as a Director | ☐ | ☐ |
| 05 | To re-appoint David Evans as a Director | ☐ | ☐ |
| 06 | To re-appoint Lord St John of Fawsley as a Director | ☐ | ☐ |
| 07 | To re-appoint Martin Stewart as a Director | ☐ | ☐ |
| 08 | To re-appoint Deloitte & Touche LLP as auditors | ☐ | ☐ |
| 09 | To receive the Remuneration Report of the Directors | ☐ | ☐ |
| 10 | To authorise the Directors to make EU political donations under the PPER Act 2000 | ☐ | ☐ |
| 11 | To authorise the Directors to allot shares under Section 80 Companies Act 1985 | ☐ | ☐ |
| 12 | To disapply statutory pre-emption rights (Special Resolution) | ☐ | ☐ |
| 13 | To reduce the Share Premium Account (Special Resolution) | ☐ | ☐ |

**Notes**

01 You are entitled to appoint a proxy of your choice who need not be a member of the Company. If you wish to appoint a proxy other than the Chairman please delete the words "the Chairman of the Meeting (see note 1) or", and PRINT the name and address of the person you wish to appoint in the space provided.

02 Please indicate with an 'X' how you wish your vote to be cast in respect of each Resolution, otherwise the proxy will vote or abstain at his/her discretion on any resolution that may be proposed at the meeting.

03 This form and any power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of any such power or authority) should be deposited at the offices of the Company's Registrars at the address overleaf not less than 48 hours before the time for holding the meeting. Completion of a Form of Proxy will not affect the right of a member to attend and vote in person at the meeting.

04 In the case of a corporation, this form should be executed under seal or under the hand of a duly authorised officer.

05 In the case of joint holders, only one person need sign the form, but the names of the other joint holders should be shown. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders. Seniority will be determined by the order in which the names of the holders appear in the register of members in respect of the joint holding.

sky

Licence No. SEA9442

Queen Elizabeth II Conference Centre
St James's Park
Westminster
River Thames
Houses of Parliament
Westminster Abbey
Westminster Bridge
Great George St.
Parliament St.
Bridge St.
St James's Park

Friday 14 November 2003 at 11.30am.
If you attend the meeting, please bring this attendance card with you. It will help to ensure that you gain admission as quickly as possible.

Exhibit C

30429 British Sky ADR 10/1/03 1:53 PM Page 1
30429 British Sky Seth Menell/Ellen O'Brien Proof 2 Control Number 2880

▼ DETACH PROXY CARD HERE ▼

**Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.**

☒ Votes must be indicated (x) in Black or Blue ink.

**RESOLUTIONS**

| Resolution | FOR | AGAINST |
|---|---|---|
| 01 To adopt the Report and Financial Statements | ☐ | ☐ |
| 02 To elect Lord Wilson of Dinton as a Director | ☐ | ☐ |
| 03 To elect James Murdoch as a Director | ☐ | ☐ |
| 04 To elect Chase Carey as a Director | ☐ | ☐ |
| 05 To re-appoint David Evans as a Director | ☐ | ☐ |
| 06 To re-appoint Lord St John of Fawsley as a Director | ☐ | ☐ |
| 07 To re-appoint Martin Stewart as a Director | ☐ | ☐ |
| 08 To re-appoint Deloitte & Touche LLP as auditors | ☐ | ☐ |
| 09 To receive the Remuneration Report of the Directors | ☐ | ☐ |
| 10 To authorise the Directors to make EU political donations under the PPER Act 2000 | ☐ | ☐ |
| 11 To authorise the Directors to allot shares under Section 80 Companies Act 1985 | ☐ | ☐ |
| 12 To disapply statutory pre-emption rights (Special Resolution) | ☐ | ☐ |
| 13 To reduce the Share Premium Account (Special Resolution) | ☐ | ☐ |

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

| Date | Share Owner sign here | Co-Owner sign here |
|---|---|---|
| | | |

30429 British Sky ADR 10/1/03 1:53 PM Page 2
30429 British Sky Seth Menell/Ellen O'Brien Proof 2 Control Number 2880

## British Sky Broadcasting Group plc

**Annual General Meeting**
**Instructions to The Bank of New York, as Depositary**
**(Must be received prior to the close of business on November 7, 2003)**

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of British Sky Broadcasting Group plc registered in the name of the undersigned on the books of the Depositary as of the close of business on October 8, 2003 at the Annual General Meeting of the members of British Sky Broadcasting Group plc to be held on November 14, 2003 in respect of the resolutions specified on the reverse.

**NOTE:**

Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. The Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

**Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.**

Exhibit D

British Sky Broadcasting Group plc

Information to ADR Holders 2003*

* The enclosed information comprises condensed financial statements, which should be read in conjunction with British Sky Broadcasting Group plc’s UK consolidated financial statements. ADR Holders are also referred to the Group’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003, when filed.

INFORMATION FOR ADR HOLDERS

      British Sky Broadcasting Group plc (the “Company” or “BSkyB”) shares are traded in the United States (“US”) in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”). Each ADS represents four Ordinary Shares (common stock) of the Company. The Bank of New York is the depositary of the ADSs. The ADSs are listed on the New York Stock Exchange.

      BSkyB’s consolidated financial statements are presented in UK pounds sterling (“sterling” or “£”) and have been prepared in accordance with generally accepted accounting principles in the UK (“UK GAAP”) which differ in certain respects from generally accepted accounting principles in the US (“US GAAP”). A discussion of these significant differences and the effects of the adjustments on operating income, net income, shareholders’ funds and on certain balance sheet items is set out on pages 5 to 17, which should be read in conjunction with BSkyB’s UK consolidated financial statements. ADR Holders are also referred to the Group’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003, when filed.

      During the year ended June 30, 2003, BSkyB operated principally within the UK and Ireland.

      A significant portion of the Group’s liabilities and expenses, primarily associated with the cost of programming acquired from US licensors, is denominated in US dollars (“US$”).

      Solely for convenience, pound sterling amounts for the year ended June 30, 2003 and as at that date have been translated into US dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2003, which was US$1.6529 per £1.00.

REPORT OF INDEPENDENT AUDITORS

To the Holders of American Depositary Receipts,

British Sky Broadcasting Group plc

      We have audited the consolidated balance sheets of British Sky Broadcasting Group plc and subsidiaries as at June 30, 2002 and 2003, and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses, and consolidated cash flow statements for each of the three years in the period ended June 30, 2003, and notes thereto, all expressed in pounds sterling (the “consolidated financial statements”). Such consolidated financial statements and our report thereon dated August 11, 2003 (October 16, 2003 as to Notes 26, 28, 30 and 31), express an unqualified opinion (which are not included herein). The accompanying condensed consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

      In our opinion, the information set forth in the accompanying condensed consolidated financial statements of the Company is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP

London, United Kingdom

October 16, 2003

CONDENSED CONSOLIDATED BALANCE SHEETS

		As at June 30,

	Notes	2002	2003	2003

		£m	£m	$m
Balance sheet under UK GAAP
Total assets		2,201	2,025	3,347
Total liabilities		(2,502)	(2,131)	(3,522)

Shareholders’ deficit		(301)	(106)	(175)

Balance sheet under US GAAP
Total assets		2,853	2,810	4,645
Total liabilities		(2,994)	(2,362)	(3,904)

Shareholders’ (deficit) funds		(141)	448	741

Total assets:
Under UK GAAP		2,201	2,025	3,347
Adjustments:
Goodwill — subsidiary	1	400	496	820
Goodwill — joint venture	1	26	26	43
ESOP	2	(42)	(35)	(58)
Derivative accounting	5	74	71	117
Capitalized interest	6	8	7	12
Deferred taxation	7	10	(5)	(8)
Fixed asset investments	10	(9)	8	13
Installation, set-top boxes and related equipment costs	12	185	217	359

Under US GAAP		2,853	2,810	4,645

Total liabilities:
Under UK GAAP		(2,502)	(2,131)	(3,522)
Adjustments:
Employee stock-based compensation	4	26	48	79
Derivative accounting	5	(80)	(60)	(99)
Installation, set-top boxes and related equipment revenues	12	(185)	(219)	(362)
Deferred consideration	13	(253)	—	—

Under US GAAP		(2,994)	(2,362)	(3,904)

Shareholders’ (deficit) funds:
Capital and reserves under UK GAAP		(301)	(106)	(175)
Adjustments:
Goodwill — subsidiary	1	400	496	820
Goodwill — joint venture	1	26	26	43
ESOP	2	(42)	(35)	(58)
Employee stock-based compensation	4	26	48	79
Derivative accounting	5	(6)	11	18
Capitalized interest	6	8	7	12
Deferred taxation	7	10	(5)	(8)
Fixed asset investments	10	(9)	8	13
Installation, set-top boxes and related equipment revenues	12	—	(2)	(3)
Deferred consideration	13	(253)	—	—

Shareholders’ (deficit) funds under US GAAP		(141)	448	741

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		For the year ended June 30,

	Notes	2001	2002	2003	2003

		£m*	£m*	£m*	$m*
Profit and loss account
under UK GAAP as reported
Operating profit		93	55	254	420
(Loss) profit before income tax		(515)	(1,276)	128	212
Net (loss) profit		(539)	(1,383)	190	315
(Loss) earnings per share — basic		(29.2p )	(73.3p )	9.9p	16.4c
(Loss) earnings per share — diluted		(29.2p )	(73.3p )	9.8p	16.2c
Profit and loss account
under US GAAP
Operating (loss) profit		(176)	(30)	370	610
(Loss) profit before income tax		(660)	(940)	259	428
Net (loss) profit		(625)	(1,047)	286	473
Basic (loss) earnings per share (before cumulative effect of accounting change)	8	(33.9p )	(55.5p )	14.9p	24.7c

Basic (loss) earnings per share (after cumulative effect of accounting change)	8	(33.8p )	(55.5p )	14.9p	24.7c

Diluted (loss) earnings per share (before cumulative effect of accounting change)	8	(33.9p )	(55.5p )	14.7p	24.3c

Diluted (loss) earnings per share (after cumulative effect of accounting change)	8	(33.8p )	(55.5p )	14.7p	24.3c

Operating profit (loss):
Operating profit under UK GAAP		93	55	254	420
Adjustments:
Goodwill — subsidiary	1	(14)	(27)	117	193
Transition provision	3	(151)	(19)	—	—
Employee stock-based compensation	4	(15)	(14)	4	6
Derivative accounting	5	(22)	14	17	28
Capitalized interest	6	—	(2)	(2)	(4)
Provision for loss on disposal of subsidiary	9	(10)	—	—	—
Fixed asset investments	10	(59)	(37)	(18)	(30)
Sky+ set-top boxes profit on sale	12	—	—	(2)	(3)

Operating (loss) profit before cumulative effect of a change in accounting principle		(178)	(30)	370	610
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133	5	2	—	—	—

Operating (loss) profit under US GAAP		(176)	(30)	370	610

Net income (loss):
(Loss) profit on ordinary activities after taxation under UK GAAP		(539)	(1,383)	190	315
Adjustments:
Goodwill — subsidiary	1	(14)	(27)	117	193
Goodwill — joint venture	1	30	358	—	—
Transition provision	3	(174)	(19)	—	—
Employee stock-based compensation	4	(15)	(14)	4	6
Derivative accounting	5	(22)	14	17	28
Capitalized interest	6	(1)	—	(1)	(1)
Deferred taxation on US GAAP adjustments	7	59	—	(15)	(25)
Deferred taxation	7	—	—	(21)	(35)
Provision for loss on disposal of subsidiary	9	—	(10)	—	—
Amounts (written off) written back to fixed asset investments	10	(20)	20	(3)	(5)
Share of joint venture’s loss on sale of investment	11	69	—	—	—
Sky+ set-top boxes profit on sale	12	—	—	(2)	(3)
Share of results of joint ventures	14	—	14	—	—

Net (loss) profit before cumulative effect of a change in accounting principle		(627)	(1,047)	286	473
Cumulative effect on prior years (to June 30, 2000) of implementation of SFAS 133	5	2	—	—	—

Net (loss) profit under US GAAP		(625)	(1,047)	286	473

* except per share data.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS

AND PROFIT AND LOSS ACCOUNTS

(1)   Goodwill

      Under UK GAAP prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. From July 1, 1998, FRS 10 “Goodwill and intangible assets” (FRS 10) required future goodwill to be capitalized, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11 “Impairment of fixed assets and goodwill” (FRS 11), are carried out to ensure that goodwill is not carried at above the recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

      Under US GAAP, prior to July 1, 2002, goodwill arising on acquisitions was recognized in the balance sheet and amortized by charges against income over its useful life, which was not to exceed 40 years. The Group considered various factors in determining its amortization period, including competitive, legal, regulatory and other factors. As was required by APB Opinion No. 17 “Intangible Assets”, the Group limited its amortization period to the specified maximum life of 40 years. Goodwill was accounted for at amortized cost, less provision for impairment. Whenever events or changes in circumstances indicated that current net book value may not be recoverable, the net book value was compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows were less than net book value, a provision for impairment was recorded to write down the net book value of the goodwill to the value in use by reference to discounted net future cash flows.

      Under US GAAP, following the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142), from July 1, 2002, the accounting for goodwill has changed. SFAS No. 142 bases the accounting for goodwill on reporting units, which are operating segments, as defined in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, or one level lower. SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortized on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortization of goodwill with a net carrying value of £1,084 million. Goodwill was then tested for impairment using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. SFAS No. 142 does provide that, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

      The initial and annual impairment tests were completed during the current year. Since there were no quoted market prices in active markets for the Group’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired on the implementation date or when tested during the year.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

      A reconciliation of the previously reported net (loss) profit to the amounts adjusted for the exclusion of amortization of goodwill is as follows:

	Year ended June 30,

	2001		2002		2003	2003

	£m		£m		£m	$m
Reported net (loss) profit under US GAAP	(625)		(1,047)		286	473
Add: goodwill amortization	129		214		—	—

Adjusted net (loss) profit	(496)		(833)		286	473
Basic (loss) earnings per share:
Reported net (loss) profit under US GAAP	(33.8p	)	(55.5p	)	14.9p	24.7c
Add: goodwill amortization	7.0p		11.3p		—	—

Adjusted (loss) earnings per share	(26.8p	)	(44.2p	)	14.9p	24.7c
Diluted (loss) earnings per share:
Reported net (loss) profit under US GAAP	(33.8p	)	(55.5p	)	14.7p	24.3c
Add: goodwill amortization	7.0p		11.3p		—	—

Adjusted diluted (loss) earnings per share	(26.8p	)	(44.2p	)	14.7p	24.3c

      Under SFAS No. 142, equity method goodwill is no longer amortized. Equity method investments, however, continue to be reviewed for impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires that a loss in value of an investment which is other than a temporary decline, be recognized. In the current year, no such loss has been recognized.

      Under UK GAAP, provisions for impairment may be written back. Under US GAAP, the restoration of a previously recognized impairment loss is prohibited. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price prior to and post the date of agreement and announcement of the acquisition.

Subsidiaries

Sky Television Limited

      The goodwill of £491.5 million arising on the acquisition of Sky Television Limited (“Sky”) on November 3, 1990 (reduced by £20 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33 million from July 1, 1993, for the SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109) treatment of acquisition adjustments) was being amortized under US GAAP on a straight-line basis over 40 years, from November 4, 1990. From July 1, 2002, no further amortization has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Sky was eliminated against reserves.

British Interactive Broadcasting Holdings Limited (“BiB”)

      Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542 million under UK GAAP, based on the fair value of the Group’s shares on May 9, 2001, for the acquisition of the 47.6% interest and June 28, 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664 million, based on the fair value of the Group’s shares on July 17, 2000 for the acquisition of the 47.6% interest and May 14, 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the goodwill is being amortized on a straight-line basis over 7 years from the dates of acquisition. Under US GAAP, no amortization has been charged from July 1, 2002 following the adoption of SFAS No. 142.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

      During the year the Group recognized, under both UK and US GAAP, a deferred tax asset of £24 million in respect of BiB tax losses carried forward. Under UK GAAP this has resulted in a reduction of £24 million in the current year tax charge. Under US GAAP, the tax benefits of BiB’s tax losses carried forward that were not recognized at the acquisition date of £21 million have been applied to reduce goodwill related to the acquisition. The remaining £3 million reduced the current year tax charge.

Opta Index Limited

      During fiscal 2003, we made a provision of £5 million under UK GAAP, included within amortization, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of Sports Internet Group, which provides statistics on the sports industry). This provision was made as a result of the Group’s announcement in December 2002 that it would close Opta and the carrying value of this goodwill was reduced to nil. The goodwill was not provided against at this time under US GAAP due to the fact that the business had not ceased operations at December 31, 2002 nor was it considered to be an “available for sale” asset.

      At June 30, 2003, under US GAAP, we determined that the assets of Opta that were held for sale met the requirements of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, to be classified as held for sale. We then measured these assets at the lower of the carrying amount and fair value less costs to sell, which was determined to be close to nil based on expected sales price. As Opta was not classified as a separate reporting unit, we determined that Opta’s recorded assets (primarily goodwill) constituted a business under EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, and therefore, under SFAS No. 142, the £5 million of goodwill is required to be included in the carrying amount of the Opta assets that were held for sale when measuring the gain or loss on sale. As a result, we recorded a loss of £5 million, consistent with the UK GAAP provision. An agreement to sell Opta assets that were held for sale has been reached in September 2003.

Joint ventures

Granada Sky Broadcasting

      Goodwill of £32 million arising on the acquisition of an additional 9.5% in Granada Sky Broadcasting in March 1998 was being amortized over a 20 year period from July 1, 1998. From July 1, 2002, no further amortization has been recorded under US GAAP following the adoption of SFAS No. 142. Under UK GAAP, the goodwill arising on the acquisition of Granada Sky Broadcasting was eliminated against reserves.

KirchPayTV

      Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at April 14, 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at December 3, 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. As at December 31, 2001, a provision of £985 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, resulting in a carrying value of the investment of nil. Under UK GAAP £13.5 million of the provision was subsequently released to match the recognition of KirchPayTV losses from January 1, 2002 to February 8, 2002 from which date no further losses were recognized under UK GAAP. Under US GAAP, no such release was made as no further losses were recognized after December 31, 2001. At June 30, 2003 and June 30, 2002, the carrying value of our investment in KirchPayTV was nil under both UK and US GAAP.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

      From acquisition until April 1, 2001, KirchPayTV goodwill was amortized over a period of 20 years under both UK and US GAAP. From April 1, 2001 it was considered appropriate to revise KirchPayTV’s useful economic life from 20 to seven years, and so until December 31, 2001, the goodwill was amortized over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at December 31, 2001, there has been no further amortization of KirchPayTV goodwill under UK and US GAAP.

      Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture was treated as a sterling-denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the year end. Under US GAAP, this goodwill was treated as a Deutschmark denominated balance. Following the impairment review as at December 31, 2001, the goodwill balance has not been retranslated.

(2)   Employee Share Ownership Plan (“ESOP”)

      As at June 30, 2003, the ESOP held 5.5 million (fiscal 2002: 6.6 million) Ordinary Shares in the Company, at an average value of £6.34 per share (fiscal 2002: £6.39 per share). Under US GAAP these are classified within shareholders’ funds, whereas they are classified within investments under UK GAAP.

(3)   Transition provision

      Under UK GAAP, a provision of £58 million was recognized during fiscal 2000, in addition to a provision of £450 million recognized during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analog subscribers to its digital service. The provision was fully utilized by June 30, 2002.

      Under UK GAAP, a provision is recognized when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 “Liability Recognition for Certain Employees Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)” (EITF 94-3) of US GAAP, a provision should only be recognized when the company has a legal commitment, which we did not in this case. As a result, these expenses were recorded as incurred under US GAAP. Although EITF 94-3 has been superseded by SFAS No. 146 “Accounting for Costs Associated with Exit and Disposal Activities”, this standard only applies prospectively to provisions made after December 31, 2002, and therefore had not been adopted by the Group at the time of the provision

(4)   Employee stock-based compensation

      Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price on the date of grant and the exercise price. Where shares have been purchased through the Company’s ESOP trust to satisfy the exercise of employee stock options, the profit and loss account charge in respect of these options is equal to the difference between the cost of the ESOP shares and the exercise price. The charge is allocated on a straight-line basis over the vesting period of the options. Under US GAAP, for performance-related options deemed to be variable plans under APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB No. 25), compensation expense is measured as the difference between the quoted market price at the date when the number of shares is known and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it is probable that the performance conditions will be attained. Options that will vest conditional only on continued employment

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

      In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognized within shareholders’ funds in the balance sheet. There is an additional US GAAP credit for the year amounting to £2 million (fiscal 2002: charge of £15 million; fiscal 2001: charge of £15 million), as the stock compensation expense was less than that recorded under UK GAAP.

      Contingent payments to the selling shareholders of WAPTV Limited, in the form of the Company’s shares, are linked to their continuing employment within the Group. Under UK GAAP, these amounts were included as purchase consideration in calculating goodwill. Under US GAAP, these payments were classified as stock-based compensation and, as such, were recorded within shareholders’ funds and are being amortized over the period of contingency, between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge for fiscal 2003 amounts to £1 million (fiscal 2002: charge of £2 million; fiscal 2001: nil).

      Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under EITF 00-16 “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation” of US GAAP, the accrual for National Insurance should be recognized on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date). The additional US GAAP credit arising for fiscal 2003 amounts to £3 million (fiscal 2002: credit of £3 million; fiscal 2001: nil), as the National Insurance paid was less than that accrued under UK GAAP.

      The cumulative balance sheet effect in respect of all employee stock-based compensation at June 30, 2003, amounts to a decrease in UK GAAP accruals of £48 million (fiscal 2002: decrease of £26 million). The cumulative effect on shareholders’ funds is greater than the cumulative effect of the differences described above as the accrual made for stock-based compensation is recorded in liabilities under UK GAAP and in shareholders’ funds under US GAAP.

(5)   Derivative accounting

      Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognized in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

      Under US GAAP, the Group has applied SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) as of July 1, 2000, and is marking all derivatives to market on the basis that such derivatives have not been sufficiently designated against monetary items to allow the Group to utilize hedge accounting under SFAS No. 133. As such, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value being charged to operating income) and all monetary assets and liabilities have been retranslated at spot rates. The net gain of £2 million on the date of adopting SFAS No. 133 as at July 1, 2000, was recorded as a cumulative change in accounting principle in the profit and loss account.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

(6)   Capitalized interest

      Under UK GAAP, the capitalization of interest is not required, and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalized and depreciated over the average life of the assets concerned.

      Cumulative capitalized interest on assets under construction as at June 30, 2003 amounted to £7 million (fiscal 2002: £8 million). During fiscal 2003, interest of £1 million (fiscal 2002: £2 million; fiscal 2001: nil) was capitalized in respect of assets under construction, and depreciation of £2 million (fiscal 2002: £2 million; fiscal 2001: £1 million) was charged in respect of capitalized interest on assets in use.

(7)   Deferred taxation

      Under UK GAAP, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

      Under US GAAP, deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized.

      FRS 19 “Deferred tax” (FRS 19), the current UK accounting standard on deferred taxes, was first implemented in fiscal 2001. Subsequent to that date, while differences between FRS 19 and SFAS No. 109 exist, such differences have not had a material effect on the Group from a measurement perspective and hence, since June 30, 2001, the UK and US GAAP accounting for deferred tax has been aligned more closely. As a result, since fiscal 2001, the net deferred tax asset recognized under UK and US GAAP has primarily differed only in respect of deferred tax on other UK to US GAAP adjustments. There has been an exception to this in the current year as described in note (ii) to the table below.

      Under UK GAAP, as at June 30, 2003, there is a deferred tax asset of £190 million (2002: £39 million), which arose principally as a result of carried forward trading losses. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £40 million (2002: £85 million). Under US GAAP, the ACT debtor is treated as a deferred tax asset.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

      Under US GAAP, at June 30, 2003, there is a gross deferred tax asset of £790 million (2002: £833 million); offset by a valuation allowance of £565 million (2002: £699 million). In determining the appropriate level of valuation provision we considered guidance set out in SFAS No. 109, including the use of prudent and feasible tax planning strategies, and other relevant literature. The net deferred tax asset is comprised as follows:

	Deferred tax asset			Deferred tax asset
	June 30, 2002			June 30, 2003

	Gross	Valuation	Net	Gross	Valuation	Net
	asset	provision	asset	asset	provision	asset

	£m	£m	£m	£m	£m	£m
ACT(i)	85	—	85	40	—	40
Future tax depreciation	31	(5)	26	41	(13)	28
Operating losses carried forward(ii)	225	(202)	23	222	(76)	146
Fixed asset investments(iii)	478	(478)	—	471	(471)	—
Other temporary differences	14	(14)	—	16	(5)	11

	833	(699)	134	790	(565)	225

(i)	During fiscal 2003, £45 million of ACT brought forward was utilized to reduce the Group’s cash tax liability.

(ii)	At June 30, 2003, a valuation allowance was provided for a deferred tax asset of £12 million arising from losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. A valuation allowance has also been provided for deferred tax assets of £64 million in respect of trading losses in the Group’s German holding companies of KirchPayTV. Included within the movement of the valuation provision in 2003 is a provision of £24 million against a deferred tax asset that resulted from the acquisition of BiB. As described in “Goodwill” above, £21 million of the total amount of £24 million has been applied to reduce goodwill on acquisition under US GAAP. Under UK GAAP, this has resulted in a reduction of £24 million in the current year tax charge.

(iii)	At June 30, 2003, a valuation allowance was provided for a deferred tax asset of £450 million in respect of potential capital losses related to the Group’s holding of KirchPayTV. A valuation allowance has also been provided for deferred tax assets of £21 million in respect of potential capital losses related to the mark-to-market adjustments of the Group’s holdings in certain fixed asset investments.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

(8)   Per share data

      The equivalent earnings (loss) per ADS outstanding is as follows:

	Year ended June 30,					Convenience
translation
	2001		2002		2003	2003

	£		£		£	$
Basic (loss) earnings per ADS under US GAAP
(before cumulative effect of accounting change)*	(135.8p	)	(221.9p	)	59.7p	98.6c
Basic (loss) earnings per ADS under US GAAP
(after cumulative effect of accounting change)*	(135.4p	)	(221.9p	)	59.7p	98.6c
Diluted (loss) earnings per ADS under US GAAP
(before cumulative effect of accounting change)*	(135.8p	)	(221.9p	)	58.9p	97.4c
Diluted (loss) earnings per ADS under US GAAP
(after cumulative effect of accounting change)*	(135.4p	)	(221.9p	)	58.9p	97.4c

*	Accounting change referred to is cumulative effect on prior years (to June 30, 2000) of implementation of SFAS No. 133.

      In prior period reporting, the (loss) earnings per ADS have been calculated using the weighted average number of ADSs outstanding on the basis of 1 ADS for 6 Ordinary Shares. On December 23, 2002 the ratio was revised to reflect a new ratio of 1 ADS representing 4 Ordinary Shares. Therefore, the current and prior period (loss) earnings per ADS have been calculated using a weighted average number of ADSs outstanding on the basis of 1 ADS for 4 Ordinary Shares. (Loss) earnings per ADS is not exactly four times (loss) earnings per share due to rounding differences.

(9)   Provision for loss on disposal of subsidiary

      Under UK GAAP, in fiscal 2001 the £10 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP, this amount has been reclassified within operating profit. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP this reversal is prohibited.

(10) Fixed asset investments

      Under UK GAAP, a fixed asset investment in a publicly traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments are charged to the profit and loss account below operating profit.

      Under US GAAP, the Group has accounted for these investments as “available for sale” securities and has therefore marked such investments to market, with any movements in the carrying values net of tax being recorded in other comprehensive income until realized. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously recognized impairment loss is prohibited. Any premium to market value of investments acquired is charged to the profit and loss account.

      Under US GAAP, the Group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating profit is recorded.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

      The US GAAP reconciling adjustments to fixed asset investments, within operating profit, are summarized as follows:

	Year ended June 30,			Convenience
				translation
	2001	2002	2003	2003

	£m	£m	£m	$m
Write-down of football club investments(i)	(19)	(41)	(21)	(35)
Write-down of other investments(ii)	(39)	—	(3)	(5)
Other	(1)	4	6	10

	(59)	(37)	(18)	(30)

(i)	In fiscal 2001, under US GAAP, a provision of £19 million was taken against football club investments (no such write-down was taken under UK GAAP). In fiscal 2002, a £60 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. Under US GAAP, this was reduced by the £19 million provision taken in fiscal 2001, and was reclassified within operating profit. As at December 31, 2002, a further £21 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. This provision was made due to the continued decline over the previous months in the market value of the investments, leading us to believe that an other than temporary diminution in value had occurred. Subsequently, in fiscal 2003, under UK GAAP, this provision was reduced by £3 million, following the agreement to sell our minority interest in Chelsea Village plc in July 2003. Under US GAAP, the reversal of a previously recognized impairment is not permitted, and the full £21 million provision has been recorded as a loss within operating profit.

(ii)	In fiscal 2001, under UK GAAP, a £39 million provision was taken against new media investments as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating profit. In fiscal 2003, under UK GAAP, a £3 million provision was taken against the investment in Open TV shares, as an exceptional item below operating profit. Under US GAAP, the provision was reclassified within operating profit.

      The US GAAP reconciling adjustments to fixed asset investments, within net income, are summarized as follows:

	Year ended June 30,			Convenience
				translation
	2001	2002	2003	2003

	£m	£m	£m	$m
Movements on provisions against football club investments	(19)	19	(3)	(5)
Other	(1)	1	—	—

	(20)	20	(3)	(5)

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

      The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders’ funds, are summarized as follows:

	Year ended
	June 30,		Convenience
			translation
	2002	2003	2003

	£m	£m	$m
Mark-to-market of football club investments	(7)	11	18
Mark-to-market of new media investments	(2)	—	—
Write-back of football club investments	—	(3)	(5)

	(9)	8	13

(11) Share of joint venture’s loss on sale of investment

      Under UK GAAP, the Group’s share in KirchPayTV’s loss on the sale of its holding of shares in the Company was recognized in the profit and loss account in fiscal 2001. Under US GAAP, the Group’s share of KirchPayTV’s loss on the sale of its holding of such shares was treated as a capital transaction and taken through equity in fiscal 2001.

(12) Installation, set-top boxes and related equipment revenues and costs

      Under UK GAAP, installation, set-top boxes (including Sky+ set-top boxes) and related equipment revenues and costs are recognized once the installation is complete. Under US GAAP, these revenues are recognized over the period that a customer is expected to subscribe to the related service. For set-top boxes and related equipment, the churn rate varies according to the product purchased. Under US GAAP, where installation or set-top boxes and related equipment costs for a particular product exceed revenues, the excess costs are charged in the profit and loss account immediately upon installation. All other costs directly attributable to the income deferred are recognized over the same period as the revenues under US GAAP.

      In the year ended June 30, 2003, under UK GAAP, installation, set-top boxes and related equipment revenues of £61 million (2002: £44 million; 2001: £80 million) were recognized. Under US GAAP, deferred revenue recorded on the balance sheet in respect of installations, set-top boxes and related equipment revenues amounted to £219 million (2002: £185 million). Under US GAAP, installation, set-top boxes and related equipment costs, which are expensed immediately under UK GAAP, have been deferred to match the period over which revenues are recognized; therefore at June 30, 2003, deferred costs held on the balance sheet in respect of installations, set-top boxes and related equipment amounted to £217 million (2002: £185 million). Installation, set-top boxes and related equipment revenues that have been recognized during the year amount to £27 million (2002: £22 million; 2001: £15 million). Related costs of £27 million (2002: £22 million; 2001: £15 million) for installation, set-top boxes and related equipment were recognized during the year.

      The net impact on both operating profit and net income of these US GAAP adjustments is a reduction of £2 million in fiscal 2003 (2002: nil; 2001: nil). This was a result of the profit on sale of Sky+ set-top boxes in the current year.

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEETS AND
PROFIT AND LOSS ACCOUNTS — (continued)

(13) Deferred consideration

      In fiscal 2001, deferred consideration of £253 million, relating to the Group’s acquisition of BiB, was to be issued as shares or loan notes, as was to be determined on the settlement date. The Board determined that there was no genuine commercial possibility that loan notes would be issued and therefore, under UK GAAP, this deferred consideration was included in shareholders’ funds within shares to be issued. Under US GAAP, it was classified within liabilities.

      The deferred consideration was settled on November 11, 2002 by the issue of shares.

(14) Share of results of joint ventures

      Under UK GAAP, we recognized KirchPayTV’s losses for the period from January 1, 2002, to February 8, 2002. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and we ceased to account for KirchPayTV’s losses using the gross equity method from that date. No future profits or losses will be equity accounted for unless the nature of the relationship changes in the future.

      As we have no intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

      Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit-making position in the foreseeable future. Furthermore, if the investor ceases to exercise significant influence, the investment is no longer accounted for using the equity method.

      Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at December 31, 2001, as a result of the impairment in carrying value at that date and therefore under US GAAP we ceased to recognize losses from December 31, 2001. As no losses were recognized in the period from January 1, 2002 to February 8, 2002 under US GAAP, the £13.5 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item. This investment is no longer accounted for as a joint venture using the equity method as we no longer exercise significant influence.

SHAREHOLDER INFORMATION

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